                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                          COMMISSION FILE NUMBER


                             POLYGRAM HOLDING, INC.
               DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES
                                 375 Park Avenue
                            New York, New York 10152
              (Full title of the plan and the address of the plan)



                            Vivendi Universal, S.A.
                            42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

1.       Not Applicable.

2.       Not Applicable.

3.       Not Applicable.

4 Polygram Holding, Inc. Deferred Savings and Investment Plan for Employees (the "Polygram Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Polygram Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.

                                    EXHIBITS

1. Financial statements of the Polygram Plan for the fiscal year ended December 31, 2000 prepared in accordance with the financial reporting requirements of ERISA.

2.       Consent of Gutierrez & Co., independent accountants.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                      POLYGRAM HOLDING INC. DEFERRED SAVINGS AND
                                      INVESTMENT PLAN FOR EMPLOYEES


                                      By  /s/ Andrew Loyst
                                         ----------------------------------
                                         Andrew Loyst
                                         Director - Global Benefits
                                         Vivendi Universal, S.A.

Date:  June 29, 2001

                                                                       Exhibit 1


                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 and 1999

                             POLYGRAM HOLDING, INC.
               DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Independent Auditors' Report

Statement of Net Assets Available for Benefits                                 1

Statement of Changes in Net Assets Available for Benefits                      2

Notes to Financial Statements                                               4-13

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
PolyGram Holding, Inc.
    Deferred Savings and Investment Plan for Employees

         We have audited the accompanying statements of net assets available for benefits of the PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended These financial are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 6 to the financial statements, the Plan incurred losses on certain investments during 1996. The Company and the Pension Committee, which administers the Plan, commenced a lawsuit during 1997 against the former investment manager to recover all such losses.

         In our opinion, the financial statements referred to above, of PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees as of December 31, 2000 and 1999, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Gutierrez & Co.


Flushing, New York
June 15, 2001

                             POLYGRAM HOLDING, INC.
               DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                 December 31,
                                                         ----------------------------
                                                             2000            1999
                                                         ------------    ------------
NET ASSETS HELD IN TRUST BY BANK OF NEW YORK             $ 62,490,191    $ 74,980,864
                                                         ------------    ------------


NET ASSETS AVAILABLE FOR BENEFITS                        $ 62,490,191    $ 74,980,864
                                                         ============    ============

    The accompanying notes are an integral part of the financial statements.

                             POLYGRAM HOLDING, INC.
               DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                    Year Ended December 31,
                                                                               -----------------------------
                                                                                    2000              1999
                                                                               ------------      -----------
CONTRIBUTIONS
    Employee contributions                                                     $  4,243,305    $   6,601,796
    Employer contributions                                                        1,693,773        2,220,525
                                                                               ------------    -------------
       Total Contributions                                                        5,937,078        8,822,321
                                                                               ------------    -------------

INVESTMENT ACTIVITIES
    Investment Income - Former Trustee
       Money Market Fund                                                                             108,848
       Intermediate Fixed Income Fund                                                                391,134
       Growth & Income Stock Fund                                                                    402,694
       Balanced Mutual Fund                                                                          308,107
       Aggressive Equity Fund                                                                            132
       Participant Loans                                                                              88,801
                                                                               ------------    -------------
          Total Investment Income                                                                  1,299,716
                                                                               ------------    -------------

    Net appreciation in fair value of investments - Former Trustee
       Intermediate Fixed  Income Fund                                                              (298,666)
       Growth & Income Stock Fund                                                                  1,572,031
       Balanced Mutual Fund                                                                          744,760
       Aggressive Equity Fund                                                                       (104,423)
                                                                               ------------    -------------
Total Net Appreciation in Fair Value of Investments                                                1,913,702
                                                                               ------------    -------------

       Increase in Plan Equity from Investment
       Activities - Former Trustee                                                                 3,213,418
                                                                               ------------    -------------

    Investment Income on assets held by Bank of New York
       Net appreciation (depreciation) in fair value of investments              (2,067,190)         294,178
       Dividends and interest                                                     1,908,808          115,784

PARTICIPANT WITHDRAWALS                                                         (16,403,015)     (12,718,906)
                                                                               ------------    -------------

INCREASE (DECREASE) IN PLAN EQUITY                                              (10,624,319)        (273,205)

    The accompanying notes are an integral part of the financial statements.

                             POLYGRAM HOLDING, INC.
               DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                   (Continued)



                                                                                  Year Ended December 31,
                                                                               ----------------------------
                                                                                   2000             1999
                                                                               -------------     ----------
INCREASE (DECREASE) IN PLAN EQUITY                                              (10,624,319)      (273,205)

TRANSFER OF PARTICIPANT BALANCES TO THE SEAGRAM 401(K) PLAN-
    UNIVERSAL EMPLOYEES                                                          (1,866,354)

TRANSFER TO SUCCESSOR TRUSTEE FOR USA STUDIOS                                                   (1,988,390)

PLAN EQUITY AT BEGINNING OF YEAR                                                 74,980,864     77,242,459
                                                                               ------------    -----------
PLAN EQUITY AT END OF YEAR                                                     $ 62,490,191    $74,980,864
                                                                               ============    ===========

    The accompanying notes are an integral part of the financial statements.

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements


1.       Description of the Plan

         The following brief description of PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         General

         The Plan became effective January 1, 1987, and the Plan was amended from time to time including amendments subsequent to December 31, 1998 as described in Note 7. It is a profit sharing, thrift-type defined contribution plan with a 401(k) provision under which certain employees of PolyGram Holding, Inc. (the "Company") may participate. Leased employees, "freelance" employees or consultants are not eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         Eligibility

         The Plan is a voluntary defined contribution plan. Under the terms of the Plan, former employees of PolyGram Holding, Inc. who are employed with UMG Recordings, Inc. or one of its affiliates, and who have one year of service are eligible to participate in the Plan. Employees are eligible to participate in the Plan beginning with the calendar month following the completion of one year of service. Effective August 23, 1999, the one year of service eligibility requirement is no longer applicable.

         Contribution

         Eligible employees may make a combination of pretax dollars and after-tax dollars contributions, in whole percentage of annual earnings, through payroll deductions. Participants may contribute up to 16% (17% after August 23,1999) of their annual earnings, subject to a 12% maximum in pre-tax contributions and 10% (17% after August 23, 1999) maximum in after-tax contributions. Highly compensated employees, as defined by the Plan, are allowed to make Pre-Tax contributions

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         up to 12% (17% after August 23, 1999 with a limit of 12% of their pre-tax account). On the first pretax contribution of 6% of a participant's annual earnings, the Company will match fifty cents for each dollar.

         Participants may elect to have their contributions invested in a variety of investment funds (see note 2). Investment elections in the funds may be changed at the beginning of any calendar month and must be made in increments of 5%. Effective August 23, 1999, changes in investment elections or contribution rate changes can be made on a daily basis in increments of 1%.

1.       Description of the Plan (continued)

         Participants are 100% vested in their pre-tax, after-tax and rollover contributions. A participant's interest in the Company's matching contribution will become vested according to the following schedule:

               COMPLETED YEAR OF SERVICE               PERCENTAGE VESTED
               -------------------------               -----------------
                        1 year                                 20%
                        2 years                                40%
                        3 years                                60%
                        4 years                                80%
                    5 years or more                           100%

         In addition, nonvested employer matching contributions become 100% vested upon Disability (as defined by the Plan), retirement or death.

         Participants as of December 10, 1998 are fully vested in their benefits accrued through December 31, 1998. Employer matching contributions related to services performed by employees from January 1, 1999 forward are subject to the vesting schedule set forth in the Plan. Effective August 23, 1999, participants who attain age 60 while in service with the Employer shall become 100% vested.

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. For 2000 and 1999, the total forfeited amounts were $78,979 and $35,692, respectively.

         Loans

         Participants may borrow from their vested account balance. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 or 50% of the participant's vested amount balance. Only one loan may be outstanding at any one time. Effective August 23, 1999, the interest rate charged on loans shall be set monthly for loans made during the month. Repayments are made through payroll deductions over a period of no more than 5 years although the term may be extended to 15 years if the loan is for the purchase of the participant's primary residence.

         Participant Distributions

         The distribution to which a plan participant is entitled is provided by the vested contributions and income thereon allocated to the participants account. The election may be made upon retirement, death, Disability or termination of employment. Distributions are in the form of immediate or deferred cash lump sum or immediate or deferred installments. Installments are available only

1.       Description of the Plan (continued)

         for participants who retire or who are disabled as defined by the Plan. Normal retirement age is 65; however, a participant may work past his normal retirement date and continue to participate in the Plan until 70-1/2. If a former participant is rehired and has not received a distribution of his account balance, any forfeited amounts will be reinstated. If the former participant has received a distribution, then the distribution must be repaid within five years from the participant's rehire date in order to restore the forfeiture amount. There are also certain inservice withdrawals from the Plan.

2.       Summary of Significant Accounting Policies

         Basis of Accounting

         Accounting records of the Plan are maintained on an accrual basis.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks, in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

         Investments

         The Pension Committee, or its appointed investment advisor(s), periodically reviews the investment results of current investment options and evaluates new investments that may be suitable for the Plan.

         Market values of the investments held in the Trust are valued by reference to published market quotations where a quoted market exists. When no published market quotation exists, the values are determined by the trustee. Purchases and sales of securities are reflected by the Trustee on a

2.       Summary of Significant Accounting Policies (continued)

         trade-date basis. Unrealized appreciation and depreciation are recognized on the last business day of the year and income from debt securities is recognized as earned. Realized gains and losses are determined on the basis of average cost of investments sold.

         Until August 16, 1999, participants may allocate their investments in the five investment funds as follows:

         - Intermediate Fixed Income Fund invests in the PIMCO Low Duration Fund with an objective to obtain maximum current income consistent with preservation of capital and daily liquidity by investing in a diversified portfolio of securities of varying maturities.

         - Growth & Income Stock Fund invests in the Vanguard Windsor II mutual fund with an objective to provide long-term growth of capital and income by investing primarily in common stocks. The fund return attempts to mirror the Standard & Poor's Composite Price Index.

         - Balanced Mutual Fund invests in the Vanguard Wellington Fund with an objective to provide conservative investors with a prudent investment program. The fund invests in a combination

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


                  of common stocks and bonds. The fund return attempts to mirror a combined index composed of the Standard & Poor's Composite Stock Price Index and the Lehman Long-Term Corporate AA or Better Bond Index.

         - Money Market Fund invests in the Dreyfus Cash Management Class A Mutual Fund with an objective to provide a high level of current income with the preservation of capital and the maintenance of liquidity. This is achieved by investing in short-term money market obligations, including securities issued by the U.S. Government, certificates of deposit and other short-term obligations.

         - Aggressive Equity Fund invests in the Stein Roe Capital Opportunities Mutual Fund with an objective to provide long-term capital appreciation by investing in selected companies that in the opinion of Stein Roe & Farnham Inc., the advisor, offer opportunities for capital appreciation. This fund was removed from the Plan effective May 31,1999.

         Effective August 16, 1999, the Chase Manhattan Bank was removed as Trustee of the Plan and Bank of New York was appointed as successor Trustee.

         Effective August 16, 1999, the assets are held in trust by Bank of New York (Trustee) in the Joseph E. Seagram & Sons, Inc. Master Trust Agreement (Master Trust), which also includes assets of the 401(k) plans of the Company's affiliates, Universal Studios, Inc., UMG

2.       Summary of Significant Accounting Policies (continued)

         Manufacturing and Logistics, Inc. and Spencer Gifts, Inc and Joseph E. Seagram & Sons, Inc. The related investment income and appreciation in fair value represents allocations to the Plan based upon the ratio of the Plan's assets to total Master Trust Assets.

         Investment securities are recorded and valued as follows:

         United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; Vivendi Universal American Depositary Shares. common shares at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

         During the years ended December 31, 2000 and 1999, the Plan was comprised of ten and nine investment funds, respectively: (i) the Money Market Fund investing primarily in the State Street Yield Enhanced STIF Fund managed by State Street Bank and Trust Company; (ii) the Stable Income Fund investing in the La Salle Income Plus Fund managed by LaSalle National Trust, N.A.; (iii) the Bond Fund investing in PIMCO Total Return Fund; (iv) the S&P 500 Index Fund

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         investing in the Vanguard Employee Benefit Index Fund (which replaced the S&P 500 Flagship Fund, Series C on April 1, 2000), managed by Vanguard; (v) the Managed Equity Fund investing in Vanguard Value Index Fund ( which replaced the Lazard Equity Portfolio on April 1, 2000) managed by Vanguard; (vi) the Growth Equity Fund investing in Brandywine Fund, Inc. managed by Friess Associates (up to February 1,
         1999); on December 1, 1999 the Growth Fund was reestablished investing in Vanguard Institutional Index Fund managed by Vanguard; (vii) the Seagram Stock Fund investing primarily in The Seagram Company Ltd. common shares prior to December 8, 2000, and as described below, primarily in Vivendi Universal ADSs beginning December 8, 2000; (viii) the Dreyfus Small Company Value Fund investing in the Dreyfus Small Company Value Fund managed by Dreyfus and (ix) the MSDW International Fund investing in MSDW International Equity Fund managed by Morgan Stanley. On March 1, 2000, the Global Technology Fund investing in the RCM Global Technology Fund managed by Dresdner was added to the investment funds. The investments are administered by the Investment Committee appointed by the Board of Directors of the Company.

         On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenters' rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

3.       Priorities Upon Termination of the Plan

         The Plan may be terminated at the discretion of the Board of Directors of the Company. The employer contributions on behalf of the participants shall then become fully vested. The total value of the employer and employee vested accounts shall be distributed to the participants in a lump-sum cash payment.

4.       Administrative Expenses

         All costs associated with the maintenance of accounting records and certain investment fees of the Plan are borne by the Company. Administrative expenses paid to investment brokers are deducted from plan earnings.

5.       Tax Status

         The Plan is approved as qualified under Section 401(a) of the Internal Revenue Code (the "Code") of 1986, as amended, and, therefore, is exempt from Federal income taxes under Section 501(a) of such Code, pursuant to a determination letter dated December 10, 1997 from the Internal Revenue

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         Service (the "IRS"). In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and the compliance requirements to remain qualified under the applicable provisions of the Code.

6.       Litigation

         As a result of losses incurred in the Intermediate Fixed Income Fund during 1996, the Company and the Pension Committee, which administers the Plan, commenced a lawsuit in the United States District Court for the Southern District of New York on behalf of the Plan, against the former investment manager, Barclay. The lawsuit alleges, among other things, that Barclay breached its fiduciary duty in the management of the assets and seeks to recover from Barclay all losses incurred by the Plan as a result of such breach. As of June 1998, the Pension Committee determined to keep the litigation off the court's active calendar with the understanding that it can be reactivated in response to further developments.





6.       Litigation (Continued)

         The Company, as a result of these losses, determined to make a one-time special contribution to the Plan to restore losses incurred in the period July 1, 1996 to November 30, 1996. The Company obtained a favorable ruling from the IRS in November 1997 to make the restoration payment. The payment, which was made on March 2, 1998, was $2,085,232 and included interest through February 1998. The payment was allocated to the investment funds in accordance with the participant current investment elections. The following table shows the distribution of the restorative payment:

                    ------------------------------------------------------------------------------------------------
                      DREYFUS         STEIN ROE          PIMCO          VANGUARD         VANGUARD           TOTAL
                                       CAPITAL                         WELLINGTON       WINDSOR II
Net loss            $   989,389      $   165,109      $    94,977      $   223,630      $   432,380      $ 1,905,485
Interest                 93,331           15,575            8,959           21,095           40,787          179,747
                    -----------      -----------      -----------      -----------      -----------      -----------
                    $ 1,082,720      $   180,684      $   103,936      $   244,725      $   473,167      $ 2,085,232
                    ===========      ===========      ===========      ===========      ===========      ===========

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         The Plan changed its investment manager from Barclay to Pacific Asset Management, Inc. in December 1996.

7.       Plan Amendments

         The Plan was amended as of August 1, 1999 to comply with the benefit covenants set forth in the acquisition agreement with respect to the acquisition of Polygram N.V. Further, the provisions of the Plan have been amended as of August 23, 1999 to become substantially similar to the provisions of the other 401(k) plans sponsored by affiliates of the Company in order to simplify and streamline administration of the Plan and the 401(k) plans of its affiliates and to restate the Plan for recent federal legislation. Other changes to the Plan included the change of trustee and recordkeeper as well the investment funds that participants could allocate their investments.






8.       ASSETS HELD IN TRUST

         The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis.

         The Master Trust net assets consist of the following classification of assets and liabilities as of December 31, 2000 and 1999.

                                                                              2000                 1999
                                                                        ---------------      ---------------
         Assets

         Investments held in trust at fair valued determined by
         quoted market prices:
         Money Market Fund
            State Street Yield Enhanced STIF Fund                       $    50,734,702      $    57,250,843
         Stable Income Fund
            The LaSalle Income Plus Fund                                     55,772,944           54,177,363

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         Bond Fund
           PIMCO Total Return Fund, Class A Shares                           98,703,855          108,694,075
         S&P 500 Index Fund
           State Street S&P 500 Flagship Fund  Series C                                          257,741,161
           Vanguard Employee Benefit Fund                                   205,414,392
         Managed Equity Fund
           Lazard Equity Portfolio Fund                                                           69,428,179
           Vanguard Value Index Fund                                         51,700,709
         Growth Equity Fund
            Vanguard Institutional Index Fund                                24,538,463           10,005,713
            Cash                                                                                     195,458
         Seagram Stock Fund
           The Seagram Company Ltd. Common Shares                                                 31,925,545
           Vivendi Universal ADSs                                            48,004,886
           Collective Short Term Investment Fund                              1,325,251              847,036
         The Coca-Cola Company Stock Fund
            The Coca-Cola Company Common Stock                                2,453,770            3,214,351
            Collective Short Term Investment Fund                                67,777               77,420
         Dreyfus Small Company Value Fund
            Dreyfus Small Company Value Fund                                 24,883,209           15,733,411
         MSDW  International Equity Fund
            MSDW  International Equity Fund                                  22,109,100           13,493,724
         Dreyfus GIC Fund
           GICs and GACS                                                                          13,110,054
           Collective Short Term Investment Fund                                                     198,267

8.       ASSETS HELD IN TRUST ( Continued )

                                                                             2000                1999
                                                                        --------------      --------------
         Dresdner Global Technology Fund
               Dresdner RCM Global Technology Fund                      $   20,418,043      $
         Loans to Participants                                               9,280,310           9,614,355
                                                                        --------------      --------------
                  Total Investments                                        615,407,411         645,706,955
                                                                        --------------      --------------

         Receivables

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         Accrued interest and dividends                                       6,347,086            5,226,406
         Contributions receivable                                                88,182                2,068
         Proceeds from securities sold                                          371,263            1,925,793
                                                                        ---------------      ---------------

                  Total Receivables                                           6,806,531            7,154,267
                                                                        ---------------      ---------------

         Total assets                                                       622,213,942          652,861,222
                                                                        ---------------      ---------------

         Liabilities

         Accounts payable for securities purchased                            6,337,958            6,551,837
         Administrative expenses                                                 26,171               13,989
         Other payables                                                                               49,311
         Benefit payments                                                                              1,944
                                                                        ---------------      ---------------

         Total liabilities                                                    6,364,129            6,617,081
                                                                        ---------------      ---------------
         Net Assets                                                     $   615,849,813      $   646,244,141
                                                                        ===============      ===============

         As of December 31, 2000 and 1999, the equitable share of PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees in the Master Trust is 10.15% and 11.60% respectively.








8.       ASSETS HELD IN TRUST ( Continued )

         As of December 31, 2000 and 1999, the net assets of the Master Trust available to the Plan for benefits in the individual investment funds were as follows:

                                                    2000               1999
                                                ------------       ------------
         Money Market Fund                      $  4,373,990       $  5,604,386
         Stable Income Fund                          958,494            460,154
         Bond Fund                                11,877,181         15,294,023
         S & P 500 Index Fund                     11,421,361         14,648,376

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999


         Managed Equity Fund                      18,915,229         32,373,325
         Growth Equity Fund                        4,217,969          1,883,977
         Seagram Stock Fund                                             304,315
         Vivendi Universal ADSs                    2,146,016
         Dreyfus Small Company Value Fund          2,827,508          1,508,108
         MSDW International Equity Fund            2,572,984          1,432,088
         Dresdner Global Technology Fund           1,893,281
         Loan accounts                             1,286,178          1,472,112
                                                ------------       ------------
         Total                                  $ 62,490,191       $ 74,980,864
                                                ============       ============

9.       INVESTMENT INCOME FROM MASTER TRUST

         The appreciation in fair value and other income is as follows:
         Investments held in trust at fair value determined by quoted market prices:

                                                                    December 31,
                                                               2000             1999
                                                           ------------      -----------
         Bond Fund                                         $   588,172       $    82,421
         S & P Index Fund                                   (1,173,047)        1,279,554
         Managed Equity Fund                                   392,178        (1,226,565)
         Growth Equity Fund                                 (1,254,344)           60,289
         Seagram Stock Fund                                                      (10,968)
         Vivendi Universal ADSs                                (61,552)
         Dreyfus Small Company Value Fund                      (82,018)           69,853
         Dresdner Global Technology Fund                      (622,579)
         MSDW  International Equity Fund                        146,000           39,594
                                                           ------------      -----------
         Investment gains (net of investment losses)        (2,067,190)          294,178
                                                           -----------       -----------
         Interest and dividends                              1,908,808           115,784
                                                           -----------       -----------
         Investment Income (loss)                          $  (158,382)      $   409,962
                                                           ============      ===========

                             POLYGRAM HOLDING, INC.
                         DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                          Notes to Financial Statements
                           December 31, 2000 and 1999

                                                                       Exhibit 2


                       CONSENT OF INDEPENDENT ACCOUNTANTS


The Seagram Company Ltd.

PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees


         We hereby consent to the incorporation by reference of our report dated June 15, 2001 which appears in your Annual Report on Form 11-K of PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees for the fiscal year ended December 31, 2000.


Gutierrez & Co.


Flushing, New York
June 29, 2001